June 24, 2011
Mr. Jeff Jaramillo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Illumina, Inc. Form 10-K for the Fiscal Year Ended January 2, 2011 Filed February 28, 2011 File No. 000-30361
Dear Mr. Jaramillo:
Illumina, Inc. (“Illumina,” “us,” “we,” or “our”) is responding to the written comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated June 13, 2011. For the Staff’s convenience, we have set forth below in bolded text the Staff’s comments, followed by our response.
January 2, 2011 Form 10-K
Item 8. Financial Statements and Supplementary Data, page 49
Index to Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 1. Organization and Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 60
1.	Refer to our prior comment 4. We noted your response to our prior comment indicated that to determine the required accounting treatment for the trade-in incentive you considered authoritative guidance under ASC 605-50, Customer Payments and Incentives, ASC 605-25, Multiple-Element Arrangements, and ASC 985-605, Software Revenue Recognition and also indicated you “accounted for revenue from the sales of HiSeq under the trade-in incentive in accordance with ASC 605”. Please provide us with references to the specific guidance within ASC 605 you believe addresses each part of your fact pattern as it relates to this trade-in incentive arrangement, which supports your accounting for the referenced trade-in transactions. Also, we see your response to our prior comment indicated you “recorded the returned GA units in inventory at the estimated fair value based on forecasted internal and external demand for refurbished GA units at the time of return”. Please tell us the credit side of the accounting entry used in recording the referenced GA inventory. Finally, please quantify the impact of trade-in transactions on your financial statements at the dates and for the periods presented in this Form 10-K.
Response: We hereby address the Staff’s comment above in sections A, B, and C below:
A.	Refer to our prior comment 4. We noted your response to our prior comment indicated that to determine the required accounting treatment for the trade-in incentive you considered authoritative guidance under ASC 605-50, Customer Payments and Incentives, ASC 605-25, Multiple-Element Arrangements, and ASC 985-605, Software Revenue Recognition and also indicated you “accounted for revenue from the sales of HiSeq under the trade-in incentive in accordance with ASC 605”. Please provide us with references to the specific guidance within ASC 605 you believe addresses each part of your fact pattern as it relates to this trade-in incentive arrangement, which supports your accounting for the referenced trade-in transactions.
On January 12, 2010, we announced the launch of HiSeq 2000 (HiSeq), our high throughput sequencing system. At the time of the launch, we offered an incentive to customers who had purchased a Genome Analyzer (GA) (our high-throughput sequencer at the time) through January 12, 2010. The incentive provided these qualifying customers an opportunity to return their GA for a trade-in credit towards the purchase of a HiSeq. We offered this incentive in an effort to accelerate the adoption of the HiSeq and to help our customers transition from the legacy technology (GA) to the new platform (HiSeq).
The GA product was launched in 2007. At the time of the sale of GA units in the third and fourth quarter of 2009, customers were not aware of the future launch of the HiSeq or the trade-in program that was ultimately offered. Additionally, since this was the first significant trade-in program we offered and remains the only significant trade-in program to date, we had no history of offering next generation products at discounted prices. At the time of return, the GA units were paid for under normal sales terms and conditions.
There were three primary aspects of our trade-in sales arrangement: 1) the trade-in credit within the scope of ASC 605-50, Customer Payments and Incentives; 2) the sale of HiSeq and other deliverables within the scope of ASC 605-25, Multiple-Element Arrangements; and 3) the return of the GA unit associated with the trade-in transaction, which is discussed in our response under section B below. We examine 1) and 2) in detail as follows:
1)	the trade-in credit

The amount of the trade-in credit provided to qualifying customers was determined based on the timing of prior purchase of the GA unit to be returned, and the customer’s purchase price. This trade-in credit is a form of sales incentive that is within the scope of ASC 605-50, which provides guidance on a vendor’s accounting for consideration given by a vendor to a customer. In particular, ASC 605-50-45 provides guidance on the vendor’s income statement characterization of consideration given to a customer, and ASC 605-50-25 provides guidance on the recognition of sales incentives. ASC 605-50-55-1 provides implementation guidance for paragraphs under ASC 605-50 in the form of a decision tree. We followed the decision tree pursuant to ASC 605-50-55-1 and concluded that the trade-in credits were to be recorded as reductions to revenue upon revenue recognition of the related HiSeq sales.

Pursuant to ASC 605-50-45-2, a sales incentive given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption, however, can be overcome if both criteria under paragraph ASC 605-50-45-2a and 2b are met. We considered both criteria and determined that the trade-in credit we provided under our trade-in program did not meet criteria 45-2a because we did not receive a separate identifiable benefit. Therefore, we accounted for the trade-in credit as a sales price reduction of the HiSeq.

We also considered ASC 605-50-25 as the authoritative guidance applicable to the timing of recognition of our trade-in incentive given that it was linked to a single sales transaction (purchase of a HiSeq), and we did not receive a separately identifiable benefit as defined within paragraph ASC 605-50-45-2a in exchange for the trade-in credit. ASC 605-50-25-3 states that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor shall recognize the cost of such a sales incentive at the later of the following:
a.	The date at which the related revenue is recognized by the vendor

b.	The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).
Although we first offered the trade-in credit at the time of the HiSeq launch in January 2010, we did not begin shipments of the HiSeq to qualifying customers until the third quarter of 2010. The offer was made voluntarily to qualifying customers and became exercisable as a result of a single exchange transaction (the purchase of a HiSeq). In addition, the trade-in credit did not result in a loss on sales of HiSeq instruments as revenue from the HiSeq sales (net of the credit provided) exceeded the cost of the instrument. As such, we recognized the cost of the trade-in credit at the date the related HiSeq revenue was recognized (generally upon shipment), which date was later than the date on which we offered the trade-in credit.

As noted earlier, we also considered the implementation guidance provided under ASC 605-50-55-1 in the form of a decision tree, and reached the same conclusion as our analysis above.

2)	the sale of the HiSeq and other deliverables

As a policy, we apply guidance ASC 605-25, Multiple-Element Arrangement, to account for sales contracts with multiple deliverables. Our HiSeq instrument sales contracts under the trade-in program, similar to our other sales contracts, may involve multiple deliverables, including the HiSeq instrument itself together with consumables, and at times, extended warranty services, and other discounts. Pursuant to ASC 605-25-30, we identified each deliverable (instruments, consumables, and extended warranty services) as a separate unit of accounting and allocated the total consideration of the HiSeq sales contract, net of the trade-in credit, to all deliverables based on their relative selling price at the inception of the contract. As an accounting policy, the relative selling price for each deliverable was determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence exists, we used our best estimate of the selling price for the deliverable, which was typically based on the average selling prices over a rolling 12-month period coupled with an assessment of then-current market conditions. Specifically to sales contracts under the trade-in program, the relative selling price for the HiSeq instrument and consumables was determined using vendor specific objective evidence (VSOE) of selling price. Although HiSeq and related consumables were newly launched products at the time, we were able to establish VSOE based on orders received, including a significant number of orders in backlog. Neither VSOE nor third-party evidence existed for extended warranty services because we did not sell HiSeq extended warranty services on a stand-alone basis until much later and no alternative service provider exists. Therefore, a best estimate of selling price based on extended warranty sales for the GA (which is a similar extended warranty product offering as for the HiSeq) was used as the relative selling price for extended warranty services for the purposes of revenue recognition.

For each unit of accounting identified (instruments, consumables, and extended warranty services), we applied provisions under ASC 605-10-S99 for revenue recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. In the case of sales under our trade-in program, once a contract was signed and collectibility was established, revenue from the sale of HiSeq instruments and consumables was recognized upon the later of delivery or acceptance, when applicable. Revenue from extended warranty service sales is recognized as the warranty service is rendered (evenly over the extended warranty term). This accounting is consistent with our existing revenue recognition policy discussed in our Form 10-K for the fiscal year ended January 2, 2011.
We also considered whether our trade-in incentive was within the scope of ASC 460, Guarantees, and whether it constituted a concession on prior sales of GA units pursuant to ASC 985-605, Software Revenue Recognition. For the convenience of the Staff, we reiterate our discussion from our May 27, 2011 response as follows:
To determine the accounting treatment for the trade-in incentive, we considered the authoritative guidance under ASC 460-10-15, Guarantees, regarding whether our trade-in option was within the scope of the guidance. Based on our interpretation of paragraph ASC 460-15-7f, we believe the trade-in credit provided to customers was not within the scope of ASC 460, Guarantees, because the trade-in credit was contingent upon the purchase of a new product and customers were not made aware of either the anticipated launch of the HiSeq or the availability of the trade-in option at the time they purchased their GA. Rather, the trade-in credit was a sales incentive earned by our customers who placed an order to purchase a HiSeq at list price and returned their GA.
We further considered whether the trade-in incentive constituted a concession on prior sales of GA units. We considered authoritative guidance under ASC 605-50, Customer Payments and Incentives, ASC 605-25, Multiple-Element Arrangements, and ASC 985-605, Software Revenue Recognition. Although ASC 985-605 does not apply directly to this transaction, we believe its guidance, in particular, paragraphs under ASC 985-605-55, provides useful reference in the interpretation of the concession concept. Based on the guidance, we concluded the trade-in credit was not a concession because we receive incremental economic benefit from the program. ASC 985-605-55-21 provides examples of changes to terms of an arrangement that are not concessions, which includes changes with corresponding increase in arrangement fee. We considered the follow-on consumable revenues to be generated from the trade-in arrangement in the total economics received by us in the incentive program. As the consumable revenue per instrument is significantly higher on a HiSeq than a GA, the trade-in program results in increased revenue because the incremental consumable revenue more than offset the trade-in credit granted. The trade-in incentive was made broadly available to all qualifying customers with prior GA purchase to maximize the incremental revenue to us. Although qualifying customers are not obligated to purchase the consumables from us, there is no alternative source for the consumables. Therefore, we considered it appropriate to include the expected incremental revenue from consumables in the total arrangement. In addition, we believe the trade-in program accelerated adoption of the HiSeq. As such, we concluded the trade-in incentive was not a concession.
B.	Also, we see your response to our prior comment indicated you “recorded the returned GA units in inventory at the estimated fair value based on forecasted internal and external demand for refurbished GA units at the time of return”. Please tell us the credit side of the accounting entry used in recording the referenced GA inventory.
As noted in our response dated May 27, 2011, we recorded the returned GA units into inventory at the estimated fair value upon their return after we began shipment of HiSeq units. To determine the fair value of the returned GA units, we performed an analysis on the internal and external demand of refurbished GA units. In the third quarter of 2010 (and continuing thereafter) we noted that the demand for refurbished GAs had noticeably decreased due, in large part, to the success of the HiSeq. Consequently, we determined that market demand could not absorb the GA units returned under the trade-in program, and, as a result, we assessed the fair value of the returned GA units at zero. As such, no accounting transaction has been recorded to date for the returned GAs beyond memorandum entries in inventory to track the units (at zero cost). Therefore, the credit side of the entry did not have an impact on our 2010 consolidated financial statements.
C.	Finally, please quantify the impact of trade-in transactions on your financial statements at the dates and for the periods presented in this Form 10-K.
As noted under section B above, the fair value of the GA units returned under the trade-in program was assessed at zero and therefore there was no impact on the Company’s financial statements at the dates and for the periods presented in our Form 10-K as it relates to the returned GA units. While it is not possible to precisely quantify the net impact of the trade-in program due to the uncertainty surrounding orders that would have been received in the absence of the program, the amount of sales incentive provided under this trade-in program was estimated to be approximately $40 million for the year ended January 2, 2011, based on the total incremental discount provided above our average discount on HiSeq sales during the period, excluding sales under the program.
2.	Refer to our prior comment 5. Please provide us with a draft of any changes to your future revenue recognition policies and your Management’s Discussion and Analysis you plan to make in response to our prior comment.
Response: We note that in the Staff’s prior comment 5 we were requested to revise our Management’s Discussion and Analysis disclosures in future filings to quantify the impact of the trade-in program on changes in our results of operations, including gross margins, financial position and liquidity. We submit to the Staff that because we valued the GA units returned at zero (as discussed above), the trade-in program did not have a material impact on our financial position or liquidity. Below, we set out our proposed disclosure for future filings regarding our revenue recognition policies and other aspects of impact on our results of operations within our Management’s Discussion and Analysis. New or revised disclosures have been underlined in the text:
Footnote 1 to the Consolidated Financial Statements Organization and Summary of Significant Accounting Policies Revenue Recognition

In the first quarter of 2010, the Company offered an incentive with the launch of the HiSeq 2000 that enabled existing Genome Analyzer customers to trade in their Genome Analyzer and receive a discount on the purchase of a HiSeq 2000. The incentive was limited to customers who had purchased a Genome Analyzer as of the date of the announcement and was the first significant trade-in program offered by the Company. The Company accounts for HiSeq 2000 discounts related to the Genome Analyzer trade-in program as reductions to revenue upon recognition of the HiSeq 2000 sales revenue, which is later than the date the trade-in program was launched.

Management’s Discussion and Analysis Critical Accounting Policies and Estimates, Revenue Recognition

In the first quarter of 2010, the Company offered an incentive with the launch of the HiSeq 2000 that enabled existing Genome Analyzer customers to trade in their Genome Analyzer and receive a discount on the purchase of a HiSeq 2000. The incentive was limited to customers who had purchased a Genome Analyzer as of the date of the announcement. The Company accounts for HiSeq 2000 discounts related to the Genome Analyzer trade-in program as reductions to revenue upon recognition of the HiSeq 2000 sales revenue, which is later than the date the trade-in program was launched.

Management’s Discussion and Analysis Results of Operations, Comparison of 2010 and 2009, Revenue

Revenue from the sale of instruments increased $98.9 million, or 44%, to $324.6 million for 2010 compared to $225.7 million for 2009. Sequencing instrument revenue increased $85.7 million. We experienced increases in both the number of units sold and average selling prices per unit for our sequencing systems during 2010 compared to 2009. Unit growth was due to increased demand for next-generation sequencing systems. The increase in average selling prices was primarily attributable to the launch of the HiSeq 2000 in Q1 2010. The revenue from sales of HiSeq 2000 in 2010 reflected the impact of discounts provided to customers under our Genome Analyzer trade-in program. See “Revenue Recognition” in note “1. Organization and Summary of Significant Accounting Policies” in Part II, Item 8, of this Form 10-K for additional information on the Genome Analyzer trade-in program. While it is not possible to precisely quantify the net impact of the trade-in promotion due to the uncertainty surrounding orders that would have been received in absence of the promotion, the estimated incremental sales incentive provided under this trade-in program was approximately $40.0 million for 2010, calculated based on the total discount provided from list price in excess of our average discount on HiSeq sales during the period. Microarray instrument revenue increased $13.2 million primarily attributable to strong demand for our HiScanSQ instrument launched in 2010. The launch of this system resulted in increases in both the number of units sold and average selling prices per unit for our microarray instruments during 2010 compared to 2009.

Management’s Discussion and Analysis Results of Operations, Comparison of 2010 and 2009, Gross Margin

The decrease in gross margin was primarily attributable to the effect of discounts provided to customers on the sales of HiSeq 2000 associated with promotional programs, including the Genome Analyzer trade-in program, and lower margins on our newer products, such as the HiSeq 2000. ~~See “Revenue Recognition” in note “1. Organization and Summary of Significant Accounting Policies” in Part II, Item 8, of this Form 10-K for additional information on the Genome Analyzer trade-in program.~~ Based on the estimated amount of incremental sales incentive provided, the Genome Analyzer trade-in program negatively impacted our gross margin by approximately 1.5% for 2010. The impact of the promotional programs was partially offset by improved margins on sequencing consumables primarily attributable to improved overhead absorption from increased volumes and the benefit of decreased costs associated with chemistry improvements.
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In addition, we acknowledge to the Staff the following:
•	Illumina is responsible for the adequacy and accuracy of the disclosure in the filings noted above;

•	Comments by the Staff or changes to disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings noted above; and

•	Illumina may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If the Staff has any questions regarding this letter, please do not hesitate to call me at (858) 736-3569.
Sincerely,

/s/ Michel Bouchard
Michel Bouchard
VP, Finance Illumina, Inc.